希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L183-07cc/sal
Your Ref :

3 July 2007

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

Dear Sirs,

Hysan Development Company Limited, Exemption No. 82-1617
- Continuing Connected Transaction – Renewal of Lease

We, a company incorporated in Hong Kong, furnish a copy of each of the following announcements dated 29 June 2007 regarding the subject matter for your records:-

1. a full announcement published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.hysan.com.hk; and

2. a notification announcement notifying the publication of announcement as mentioned above.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PL

dlw 7/16

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Continuing Connected Transaction
Renewal of Lease

On 29 June 2007, Barrowgate Limited ("Barrowgate"), an indirect non-wholly owned subsidiary of Hysan Development Company Limited ("Hysan" or the "Company", Hysan and its subsidiaries are referred to as "Hysan Group", holding 65.36% equity interest in Barrowgate) entered into a lease dated 29 June 2007 (the "Lease") with Jebsen and Company Limited ("Jebsen & Co.") in respect of the renewal of a lease of certain premises in Lee Gardens Two.

Jebsen & Co. is a substantial shareholder of Barrowgate holding 10% equity interest and a company controlled by Mr. Hans Michael Jebsen ("Mr. Jebsen"), a non-executive Director of the Company, and hence a connected person of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Accordingly, the Lease between Barrowgate and Jebsen & Co. constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules. As each of the percentage ratios (other than the profit ratio) in respect of the Lease and other subsisting leases between the Group (on one hand) and Jebsen & Co. and its associates (on the other hand) on annual aggregated basis is less than 2.5%, the transaction is only subject to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

The particulars of the Lease are set out below:-

Date of the Lease	:	29 June 2007
Parties to the Lease	:	Barrowgate as landlord Jebsen & Co. as tenant
Premises	:	Office units at 28th, 30th and 31st Floors of Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong
Terms	:	3 years commencing from 1 September 2007
Expiry Date	:	31 August 2010
Rent	:	HK$1,467,552 per month (exclusive of operating charges and Government rates)
Operating charges	:	HK$233,892 per month (subject to revision by Barrowgate from time to time)

Annual consideration	:	2007: HK$6,805,776 (on pro-rata basis) 2008: HK$20,417,328 2009: HK$20,417,328 2010: HK$13,611,552 (on pro-rata basis)
Maximum aggregate annual value ("Annual Cap")	:	2007: HK$6,900,000 (on pro-rata basis) 2008: HK$21,500,000 2009: HK$22,000,000 2010: HK$15,000,000 (on pro-rata basis)

The annual consideration includes the rent and operating charges but exclusive of Government rates, to be paid in cash in advance on a monthly basis. Where the unexpired term of the Lease is less than one year, the annual consideration will be calculated on a pro-rata basis. For the purpose of providing a more flexible basis for setting annual caps for the Transaction in compliance of the disclosure requirements of the Listing Rules, the Directors have taken into account of the historic increment rates and possible changes in maintenance and management costs estimating any possible further adjustments of the operating charges and have determined accordingly the Annual Cap of the Lease for each of the financial years ending 31 December 2007, 2008, 2009 and 2010 as set out above.

The maximum monthly basic rent specified in the Lease was determined on an arm's length basis based on prevailing market rates and the operating charges were determined in accordance with on-going Hysan rates generally applicable to its portfolio.

REASONS FOR THE TRANSACTION

The Lease is a renewal of existing lease (already disclosed in the Company's announcements dated 19 July 2004, 19 July 2005 and 28 November 2006 and details set out as follows) and it was entered into by the Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

The details of the existing lease are as follows:-

Date of the Lease	:	10 September 2003
Parties to the Lease	:	Barrowgate as landlord Jebsen & Co. as tenant
Premises	:	Office units at 28th to 31st Floors of Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong
Terms	:	4 years commencing from 1 September 2003
Expiry Date	:	31 August 2007
Annual Cap for remaining term	:	2007: HK$10,000,000 (on pro-rata basis)

The directors of the Company (the "Directors") (including Independent non-executive Directors) are of the view that the Lease and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that it was entered in the ordinary and usual course of business of Hysan Group after due negotiations and on arm's length basis with reference to the prevailing market conditions. The Directors (including Independent

non-executive Directors) also believe that the Annual Cap of the Lease is fair and reasonable.

REGULATORY ASPECTS

Jebsen & Co. is a beneficial shareholder of Barrowgate holding 10% equity interest and a company controlled by Mr. Jebsen, and hence a connected person of the Company under the Listing Rules. Accordingly, the Lease between Barrowgate and Jebsen & Co. constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Given that each of the percentage ratios (other than the profit ratio) in respect of the Lease and other subsisting leases between the Group (on one hand) and Jebsen & Co. and its associates (on the other hand) on annual aggregated basis is less than 2.5%, the transaction falls under Rule 14A.34 of the Listing Rules and is only subject to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Particulars of the Lease will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the Listing Rules.

GENERAL

The Hysan Group's principal businesses are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

Barrowgate is a 65.36% indirect non-wholly owned subsidiary of the Company. Its principal business is property investment.

Jebsen & Co.'s principal business is diversified trading and investment.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 29 June 2007

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh and Tom Behrens-Sorensen; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

3 July 2007 South China Morning Post - Business

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

NOTIFICATION

Continuing Connected Transaction
Renewal of Lease

An announcement of Hysan Development Company Limited (the "Company") dated 29 June 2007 containing details of the subject matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and at the website of the Company at www.hysan.com.hk/eng/cmsdoc/announcement_c/CCT_E(29.06.07).pdf.

This notification merely serves to advise investors of the subject matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the subject matter.

The announcement is available for inspection to the public at no charge at 49/F., The Lee Gardens, 33 Hysan Avenue, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 16 July 2007. Copies will be provided upon request at no cost.

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 29 June 2007

END